EXHIBIT 10.17

PHOENIX INVESTMENT PARTNERS, LTD.

NONQUALIFIED PROFIT-SHARING PLAN

as amended and restated effective March 3, 2003

ARTICLE I

PURPOSE AND EFFECTIVE DATE

1.01

Purpose.  The Phoenix Investment Partners, Ltd. Nonqualified Profit-Sharing Plan (the “Plan”) is intended to provide Employees with contributions lost due to restrictions on defined contribution plans under Sections 401(a)(17), 401(k), 401(m), 402(g) and 415 of the Internal Revenue Code of 1986, as amended, which primarily affects higher-paid employees.  The Plan is intended to be an unfunded plan under the Employee Retirement Income Security Act of 1974, as amended, that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

1.02

Effective Date.  This Plan was first effective January 1997.  This amendment and restatement of the Plan shall be effective March 3, 2003.

ARTICLE II

DEFINITIONS

Wherever used in this Plan, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

2.01

“Beneficiary” means the person, persons or entity, including one or more trusts, last designated by a Participant on a form supplied and accepted by the Plan Administrator as a beneficiary, co-beneficiary, or contingent beneficiary to receive benefits payable under the Plan in the event of the death of the Participant.  In the absence of any such designation, the Beneficiary shall be the Participant’s spouse or, if there is no spouse, the Participant’s estate.

2.02

“Benefit Plans Committee” means the committee appointed by and serving at the pleasure of the Board of Directors of the Company to administer the Plan.

2.03

“Code” means the Internal Revenue Code of 1986, as amended.

2.04

 “Company” means Phoenix Investment Partners, Ltd.

2.05

 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

2.06

“Investment Funds” means the funds designated by the Benefit Plans Committee as available investment options under the Plan, as the same may, from time to time, be changed by action of the Benefit Plans Committee.

2.07

 “Nonqualified Profit-Sharing Account” means the book account established on behalf of a Participant under Article IV of this Plan.

2.08

“Nonqualified Profit-Sharing Benefit” means the amount determined in accordance with the provisions of Article IV of this Plan.

2.09

 “Participant” means any individual who has earned a benefit under this Plan.

2.10

“Plan” means the Phoenix Investment Partners, Ltd. Nonqualified Profit-Sharing Plan as is set forth in this document as it may be amended from time to time.

2.11

“Plan Administrator” means the Benefit Plans Committee or the person designated as such by the Benefit Plans Committee.

2.12

“Plan Year” means the calendar year.

ARTICLE III

PARTICIPATION

3.01

Participation.  All individuals with a Nonqualified Profit Sharing Account under this Plan prior to this amendment and restatement shall remain Participants in this Plan until their Nonqualified Profit-Sharing Benefit is reduced to zero.

ARTICLE IV

NONQUALIFIED PROFIT-SHARING BENEFIT

4.01

Investment of Nonqualified Profit Sharing Account.  A Participant’s Nonqualified Profit-Sharing Account shall be allocated for investment among the Investment Funds in accordance with the investment election made by the Participant or, if no investment election is made by the Participant, in the Fidelity Retirement Money Market Portfolio.  The Plan Administrator will adjust each Participant’s Nonqualified Profit Sharing Account on a daily basis by an amount equal to the amount of any adjustment that would have been made had the Participant’s Nonqualified Profit Sharing Account been allocated and invested as herein provided; reduced, however, at the Company’s discretion, by an amount equal to the estimated income taxes, if any, payable by the Company on such adjustment, based on the Company’s highest tax rate on its net taxable income for the Plan Year in which such adjustment is made.

4.02

Value of Nonqualified Profit-Sharing Benefit.  A Participant’s Nonqualified Profit-Sharing Benefit shall be equal to the single-sum value of the Participant’s Nonqualified Profit-Sharing Account as of the Participant’s date of termination.

4.03

Payment of Nonqualified Profit-Sharing Benefit.  A Participant’s Nonqualified Profit-Sharing Benefit shall be paid in a single lump sum as soon as practicable following the Participant’s termination of employment.  It is hereby provided that if the Participant elects to participate in the Phoenix OPT Plan (a separate nonqualified retirement plan maintained by The Phoenix Companies, Inc.), the Employer’s obligation for payment of Nonqualified Profit-Sharing Benefits under this Plan shall be irrevocably cancelled and the Participant shall have no rights or claims for Nonqualified Profit-Sharing Benefits under this Plan.

4.04

Nonqualified Profit-Sharing Death Benefit.  Upon the death of a Participant, the single-sum cash value of the Participant’s Nonqualified Profit-Sharing Benefit, determined as of the date of distribution, shall be distributed to the Participant’s Beneficiary in a single lump sum.

4.05

Hardship Withdrawals.  A Participant may request a financial hardship withdrawal of all or a portion of the balance of his or her Nonqualified Profit-Sharing Account at any time.  A hardship withdrawal shall only be available upon a determination by the Plan Administrator that the Participant has suffered a severe financial hardship resulting from a sudden and unexpected illness or accident of the Participant or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.  The purchase of a home or the payment of tuition or other education expenses do not constitute financial hardships under this Section 4.05.

ARTICLE V

FUNDING

5.01

Funding.  No special or separate fund shall be established by the Company and no segregation of assets shall be made to assure the payment of benefits under the Plan. No Participant shall have any right, title, or interest whatsoever in any specific asset of the Company.  Nothing contained in this Plan and no action taken pursuant to its provisions shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and a Participant or any other person.  To the extent that any person acquires a right to receive payments under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company.

ARTICLE VI

CLAIMS FOR BENEFITS

6.01

Claims Procedure. Claims for benefits under the Plan may be filed with the Plan Administrator on forms supplied by the Plan Administrator.  Written or electronic notice of the disposition of a claim shall be furnished to the claimant within ninety (90) days after the application is filed (or within one hundred eighty (180) days if special circumstances require an extension of time for processing the claim and if written notice of such extension and circumstances are communicated to the claimant within the initial ninety (90)-day period). In the event the claim is wholly or partially denied, the reasons for the denial shall be specifically set forth in the notice in language calculated to be understood by the claimant, pertinent provisions of the Plan on which the decision is based shall be cited, and, where appropriate, a description of any additional material or information necessary to perfect the claim, and an explanation of why such material or information is necessary, will be provided.  In addition, the claimant shall be furnished with an explanation of the Plan's claims review procedure and the time limits applicable to such procedures, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review.  A claimant must request a review of a denied claim in accordance with Section 6.02 before the claimant is permitted to bring a civil action for benefits.

6.02

Claims Review Procedure. Any Employee, former Employee, or authorized representative or Beneficiary of either, who has been denied a benefit by a decision of the Plan Administrator pursuant to Section 6.01 shall be entitled to request the Plan Administrator to give further consideration to his claim by filing with the Plan Administrator (on a form which may be obtained from the Plan Administrator) a request for review. Such request, together with a written statement of the reasons why the claimant believes his claim should be allowed, shall be filed with the Plan Administrator no later than sixty (60) days after receipt of the notification provided for in Section 6.01.  If such request is so filed, the claimant or his representative may submit written comments, documents, records and other information relating to the claim to the Plan Administrator within sixty (60) days after receipt of the notification provided for in Section 6.01.  The claim for review shall be given a full and fair review that takes into account all comments, documents, records and other information submitted that relates to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.  The Plan Administrator shall provide the claimant or his representative with written or electronic notice of the final decision as to the allowance of the claim within sixty (60) days of receipt of the request for review (or within one hundred twenty (120) days if special circumstances requires an extension of time for processing the request and if written notice of such extension and circumstances is given to the claimant or his representative within the initial sixty (60)-day period).  Such communication shall be written in a manner calculated to be understood by the claimant and shall include specific reasons for the decision, specific references to the pertinent Plan provisions on which the decision is based, a statement of the claimant or his representative’s right to bring a civil action under Section 502(a) of ERISA and a statement that the claimant or his beneficiary is entitled to receive, upon request and free of charge, reasonable access to and copies of, all documents, records and other information relevant to the claim for benefits.  A document is relevant to the claim for benefits if it was relied upon in making the determination, was submitted, considered or generated in the course of making the determination or demonstrates that benefit determinations are made in accordance with the Plan and that Plan provisions have been applied consistently with respect to similarly situated claimants.

6.03

Receipt and Release for Payments.  Any payment to any Participant, or to such Participant’s legal representative or Beneficiary, in accordance with the provisions of this Plan, shall be in full satisfaction of all claims hereunder against the Company.  The Plan Administrator may require such Participant, legal representative, or Beneficiary, as a condition precedent to such payment, to execute a receipt and release therefor in such form as the Plan Administrator shall determine.  If the Plan Administrator shall receive evidence satisfactory to the Plan Administrator that any payee under this Plan is a minor, or is legally, physically, or mentally incompetent to receive and to give valid release for any payment due him or her under this Plan, any such payment, or any part thereof, may, unless claim therefor shall have been made to the Plan Administrator by a duly appointed executor, administrator, guardian, committee, or other legal representative of such payee, be paid by the Plan Administrator to such payee’s spouse, child, parent or other blood relative, or to any person, persons or institutions deemed by the Plan Administrator to have incurred expense for or on behalf of such payee, and any payment so made shall, to the extent thereof, be in full settlement of all liability in respect of such payee.  If a dispute arises as to the proper recipient of any payments, the Plan Administrator in its sole discretion may withhold or cause to be withheld such payments until the dispute shall have been determined by a court of competent jurisdiction or shall have been settled by the parties concerned.

6.04

Lost or Unknown Participants.  If any benefits payable under this Plan to a Participant, or to such Participant’s legal representative or Beneficiary, cannot be paid by reason that such person cannot be located for three (3) years after reasonable efforts have been made to locate such person, the Plan Administrator may declare such benefits forfeited and return such benefits to the Company; provided, however, that in the event such Participant, or such Participant’s legal representative or Beneficiary, is subsequently located or files a claim for benefits, such amount plus interest shall be reinstated to the Participant’s Nonqualified Profit-Sharing Account for the benefit of such Participant, or such Participant’s legal representative or Beneficiary, as the case may be.

ARTICLE VII

MISCELLANEOUS

7.01

Non-Guarantee of Employment.  Nothing contained in this Plan shall be construed as a contract of employment between the Company and any Participant or Employee, or as a right of any such Participant or Employee to be continued in the employment of the Company, or as a limitation on the right of the Company to deal with any Participant or Employee, as to their hiring, discharge, layoff, compensation, and all other conditions of employment in all respects as though this Plan did not exist.

7.02

Amendments/Termination. The Plan may be amended, modified or terminated at any time by the Company except that, without the consent of any Participant or Beneficiary, if applicable, no such amendment, modification or termination shall reduce or diminish the Nonqualified Profit-Sharing Plan Benefit of any Participant accrued prior to the date of such amendment, modification or termination.

7.03

Nonassignability.  The benefits payable under this Plan shall not be subject to alienation, assignment, garnishment, execution or levy of any kind and any attempt to cause any benefits to be so subjected shall not be recognized, except to the extent required by applicable law.

7.04

Plan Administration. The Plan shall be operated and administered by the Plan Administrator or its duly authorized representative.  The Plan Administrator shall have sole discretionary authority to determine all questions arising in connection with the Plan, to interpret the provisions of the Plan and to construe all of its terms, to adopt, amend and rescind rules and regulations for the administration of the Plan and to make all determination in connection with the Plan as may be necessary or advisable. All such actions of the Plan Administrator shall be conclusive and binding on all persons.

7.05

Successor Company.  In the event of the dissolution, merger, consolidation or reorganization of the Company, provision may be made by which a successor to all or a major portion of the Company’s property or business shall continue the Plan, and the successor shall have all of the power, duties and responsibilities of the Company under the Plan.

7.06

Governing Law.  This Plan shall be construed and enforced in accordance with, and governed by, the laws of the State of Connecticut.

7.07

Tax Withholding.  The Company may withhold from a payment any federal, state or local taxes required by law to be withheld with respect to such payments and such sums as the Company may reasonably estimate are necessary to cover taxes for which the Company may be liable and which may be assessed with regard to such payment.

7.08

Illegality of Particular Provision.  The illegality of any particular provision of this document shall not affect the other provisions and the document shall be construed in all respects as if such invalid provision were omitted.